                                                Filed pursuant to Rule 424(b)(5)
                                                    Registration No. 333-71102



            Prospectus Supplement to Prospectus dated October 19, 2001.

                                   $225,000,000
                            WENDY'S INTERNATIONAL, INC.
                            6.20% Senior Notes due 2014
                             ------------------------

     We will pay interest on the notes on June 15 and December 15 of each year, beginning on December 15, 2002. The notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

     We may redeem all or a part of the notes at any time at the redemption prices set forth in this prospectus supplement.

                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                                                              Per Note         Total
                                                              --------         -----
Initial public offering price...............................   99.708%      $224,343,000
Underwriting discount.......................................    0.675%      $  1,518,750
Proceeds, before expenses, to us............................   99.033%      $222,824,250

     The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from June 17, 2002 and must be paid by the purchaser if the notes are delivered after June 17, 2002.

     The underwriters have agreed to reimburse us $212,625 for certain of our expenses incurred in connection with this offering.

                             ---------------------

     The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on June 17, 2002.

                              GOLDMAN, SACHS & CO.

BANC ONE CAPITAL MARKETS, INC.              JPMORGAN              MORGAN STANLEY
                             ---------------------

BEAR, STEARNS & CO. INC.    CREDIT SUISSE FIRST BOSTON    FLEET SECURITIES, INC.
             LADENBURG THALMANN & CO. INC.         LEHMAN BROTHERS

                             ---------------------

                   Prospectus Supplement dated June 10, 2002.

                          WENDY'S INTERNATIONAL, INC.

     We are one of the world's largest quick-service restaurant ("QSR") companies, with $8.3 billion in 2001 systemwide sales. We develop, operate, franchise and license a worldwide system of restaurants that prepare, package and sell a proprietary menu of competitively priced food items under the brand names Wendy's(R) and Tim Hortons(R). Founded in 1969 by Dave Thomas, Wendy's is the third largest QSR chain featuring hamburgers in the world. Founded in 1964 by Tim Horton and Ron Joyce, Tim Hortons is the largest coffee and fresh baked goods chain in Canada. Each is a quality leader in its QSR segment and each ranks within the top three of its segment in terms of systemwide sales, units and market share.

     Wendy's generated $6.8 billion in systemwide sales in 2001 and grew systemwide sales at a compounded annual growth rate of 7.9% from 1991 to 2001. Tim Hortons generated $1.5 billion in systemwide sales in 2001 and grew systemwide sales at a compounded annual growth rate of 16.9% from 1991 to 2001. For the year ended December 30, 2001, our total revenues were $2.4 billion, EBITDA was $451 million, pretax income was $307 million and net income was $194 million, or $1.65 per share (diluted).

     Restaurants in each system are operated by us or by our franchisees or licensees under the terms of franchise or license agreements. Of the 8,206 Wendy's and Tim Hortons units worldwide at December 30, 2001, 1,325 restaurants, or approximately 16%, were company-owned and operated.

RECENT DEVELOPMENTS

     Acquisition of Baja Fresh

     On May 31, 2002, we announced that we had signed a definitive agreement to acquire Fresh Enterprises, Inc., the owner and operator of the Baja Fresh(R) Mexican Grill restaurant chain, for $275 million in cash. Baja Fresh, founded in 1990, owns, operates and franchises 169 fast-casual restaurants in 16 states and the District of Columbia. Upon completion of the transaction, which is expected in June, Baja Fresh will become a wholly owned subsidiary. We expect to use cash on hand and the proceeds of this offering to fund the transaction. See "Use of Proceeds."

     Investment in Cafe Express

     On February 11, 2002, we acquired a 45% minority interest in Cafe Express, a fast-casual restaurant pioneer, for $9 million in cash and our guarantee of up to $3 million under a revolving credit facility for Cafe Express. Cafe Express currently operates 13 restaurants in Houston and Dallas, Texas and Phoenix, Arizona.

     Redemption of Trust Preferred Securities

     $200 million of trust preferred securities of Wendy's Financing I that were convertible into our common shares at a price of $26.41 per share were called for redemption on June 10, 2002. 99.9% of these securities were converted into
7.567 million common shares prior to the redemption date. The remaining bonds were redeemed.

                             ----------------------

(R) -- Baja Fresh is a registered trademark of Fresh Enterprises, Inc.

                             CAUTIONARY STATEMENTS

     The information incorporated by reference herein contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including those identified by the words "believes," "anticipates," "expects" and other similar terms. These "forward-looking" statements reflect management's expectations and are based upon currently available data; however, actual results are subject to future events and uncertainties, which could cause actual results to differ from those projected in these statements. Factors that can cause actual results to differ materially from those expressed in forward-looking statements include:

     - competitive factors, such as the effectiveness of advertising and marketing programs, pricing pressure by competitors and new product development by us and our competitors;

     - economic, market and other conditions in the countries in which we operate that may impact consumer spending, our ability to finance new restaurant development and improvements to existing restaurants and our ability to acquire restaurants from and sell restaurants to franchisees;

     - the impact of changing neighborhood or economic conditions where our restaurants are located;

     - government regulation;

     - the impact on our business outside of the United States of international economic and political conditions, cultural differences and consumer preferences, currency regulations and fluctuations, diverse government regulations and tax systems and similar matters; and

     - the success of our plans to construct new restaurants, to dispose of some company-operated restaurants to new or existing franchisees and to sell leased properties to franchisees.

Further information on factors that could affect our financial and other results is included in our Form 10-Q for the quarter ended March 31, 2002, filed with the Securities and Exchange Commission.

                       RATIO OF EARNINGS TO FIXED CHARGES

                           Three Months Ended                     Fiscal Year Ended
                          ---------------------   --------------------------------------------------
                          March 31,    April 1,   Dec. 30,   Dec. 31,   Jan. 2,   Jan. 3,   Dec. 28,
                             2002        2001       2001       2000      2000      1999       1997
                          ----------   --------   --------   --------   -------   -------   --------
Ratio of earnings to
  fixed charges.........     4.60        5.07       5.82       5.39      5.56      4.66       4.97

     The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. Earnings include income before provision for income taxes and fixed charges, excluding capitalized interest. Fixed charges consist of interest on all indebtedness, amortization of debt issuance costs and discount or premium relating to any indebtedness, capitalized interest and a portion of rental charges (after reduction for related sublease income) considered to be representative of the interest component in the particular case. We did not have any preferred stock dividends in any of the periods indicated, and, therefore, the ratio of earnings to fixed charges and preferred stock dividends for each of the periods indicated was equal to the ratio of earnings to fixed charges for that period.

                                USE OF PROCEEDS

     We intend to use the net proceeds from this offering (estimated to be approximately $222,766,875) to pay a portion of the $275,000,000 purchase price for Baja Fresh described under "Wendy's International, Inc. -- Recent Developments." The balance of the purchase price will be paid out of cash on hand.

                                 CAPITALIZATION

     The following table sets forth our consolidated capitalization as of March 31, 2002 (i) on an historical basis and (ii) as adjusted to reflect the conversion and redemption of the preferred securities of Wendy's Financing I described under "Wendy's International, Inc. -- Recent Developments," the sale of the notes offered hereby and the application of the estimated net proceeds we receive. It does not reflect the acquisition of Baja Fresh described under "Wendy's International, Inc. -- Recent Developments."

                                                                As of March 31, 2002
                                                              -------------------------
                                                                Actual      As adjusted
                                                              ----------    -----------
                                                               (Dollars in thousands)
Cash and cash equivalents...................................  $  132,281    $   82,125
                                                              ==========    ==========
Current portion of long-term obligations....................  $    4,279    $    4,279
Long-term obligations:
  Term debt.................................................       8,463         8,463
  6.35% Notes due December 15, 2005.........................      98,306        98,306
  7% Debentures due December 15, 2025.......................      96,697        96,697
  6.250% Senior Notes due November 15, 2011.................     198,000       198,000
  6.20% Senior Notes due June 15, 2014 offered hereby.......           0       225,000
  Capital leases............................................      50,748        50,748
                                                              ----------    ----------
       Total long-term obligations..........................     452,214       677,214
                                                              ----------    ----------
Company-obligated mandatorily redeemable preferred
  securities of Wendy's Financing I.........................     200,000             0

Shareholders' equity:
  Preferred stock, Authorized:
     250,000 shares; issued: none
  Common stock, $.10 stated value;
     Authorized: 200,000,000 shares;
     Issued and Exchangeable: 140,085,000 shares and
       147,652,000 shares, respectively.....................      13,434        14,191
  Capital in excess of stated value.........................     507,626       702,614
  Retained earnings.........................................   1,414,883     1,414,883
  Translation adjustments...................................     (50,287)      (50,287)
                                                              ----------    ----------
                                                               1,885,656     2,081,401
  Treasury stock at cost: 33,277,000 shares.................    (780,265)     (780,265)
                                                              ----------    ----------
       Total shareholders' equity...........................   1,105,391     1,301,136
                                                              ----------    ----------
          Total capitalization..............................  $1,761,884    $1,982,629
                                                              ==========    ==========

                              DESCRIPTION OF NOTES

     The $225,000,000 aggregate principal amount of 6.20% senior notes due June 15, 2014 will be issued under an indenture dated as of November 13, 2001, between us and Bank One, National Association, as trustee. The following summary of certain provisions of the notes and of the indenture does not purport to be complete and is qualified in its entirety by reference to the indenture. Terms used but not defined herein or in the accompanying prospectus have the meanings given to them in the indenture. This description of the particular terms of the notes supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of the debt securities and the indenture set forth in the accompanying prospectus under the heading "Description of Debt Securities," to which description reference is hereby made.

GENERAL

     The notes will be senior unsecured obligations of Wendy's International, Inc. and will rank equally with all other senior unsecured indebtedness of Wendy's International, Inc. from time to time outstanding. We may, from time to time, without the consent of the holders of the notes, provide for the issuance of other debt securities under the indenture in addition to the $225,000,000 aggregate principal amount of the notes offered hereby or increase the $225,000,000 aggregate principal amount of the notes offered hereby by providing for the issuance of additional notes under the indenture of the same series and on the same terms and conditions as the notes offered hereby.

     The notes will initially be limited to $225,000,000 aggregate principal amount and will mature on June 15, 2014. The notes will bear interest at the rate per annum shown on the front cover of this prospectus supplement. Interest on the notes will be payable semiannually in arrears on June 15 and December 15 of each year, beginning on December 15, 2002, to the persons in whose names the notes are registered at the close of business on June 1 or December 1, as the case may be, next preceding such June 15 or December 15. Interest on the notes will be computed on the basis of a 360-day year consisting of twelve 30-day months. The notes are not entitled to any mandatory redemption or sinking fund payments.

     Pursuant to the Trust Indenture Act of 1939, as amended, if a default occurs on the notes, Bank One, National Association will be required to resign as trustee unless the default is cured, duly waived or otherwise eliminated within 90 days.

OPTIONAL REDEMPTION

     The notes will be redeemable, at our option, in whole at any time or in part from time to time, on at least 30 but not more than 60 days prior notice mailed to The Depository Trust Company ("DTC"), at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed or
(ii) the sum of the present values of the Remaining Scheduled Payments (as defined below) on the notes to be redeemed discounted to the date of redemption, on a semiannual basis, at the Treasury Rate (as defined below) plus 25 basis points, plus, in either case, accrued interest thereon to the date of redemption; provided, however, that the installments of interest whose stated maturity is prior to the relevant redemption date shall be payable to the holders of record at the close of business on the relevant regular record date.

     If money sufficient to pay the redemption price of and accrued interest on all notes to be redeemed on the redemption date is deposited with the trustee on or before the redemption date and certain other conditions are satisfied, on and after that date interest will cease to accrue on the notes called for redemption.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes to be redeemed. "Independent Investment Banker" means one of the Reference Treasury Dealers (as defined below) appointed by us.

     "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding the redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if that release (or any successor release) is not published or does not contain those prices on that business day, (A) the average of the Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (B) if the trustee obtains fewer than four Reference Treasury Dealer Quotations, the average of all these Quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by that Reference Treasury Dealer at 5:00 p.m. on the third business day preceding the redemption date.

     "Reference Treasury Dealer" means each of Goldman, Sachs & Co., Banc One Capital Markets, Inc., J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated, Bear, Stearns & Co. Inc., Credit Suisse First Boston Corporation, Fleet Securities, Inc. and Lehman Brothers Inc. or their affiliates which are primary U.S. Government securities dealers and their respective successors and, at the option of Wendy's, additional Primary Treasury Dealers; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), Wendy's shall substitute another Primary Treasury Dealer.

     "Remaining Scheduled Payments" means, with respect to any note, the remaining scheduled payments of the principal thereof to be redeemed and interest thereon that would be due after the related redemption date but for the redemption; provided, however, that, if the redemption date is not an interest payment date with respect to the note to be redeemed, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to the redemption date. "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

GLOBAL SECURITIES

     The notes will be issued in the form of one or more fully registered global notes, which will be deposited with, or on behalf of, DTC and registered in the name of the nominee of DTC. Except as described below, a global note may not be transferred except as a whole by DTC to another nominee of DTC or to a successor of DTC or a nominee of that successor. Transfers of a global note will be effected only through records maintained by DTC and its participants. Beneficial interests in global notes will be exchanged for notes in definitive form only under limited circumstances described below.

     When we issue a global note, DTC will credit, on its book-entry registration and transfer system, the respective principal amounts of the notes represented by that global note to the accounts of participants. The accounts to be credited shall be designated by the underwriters. Ownership of beneficial interests in a global note is limited to participants that have accounts with DTC or its nominee, or persons that may hold interests through those participants. In addition, ownership of beneficial interests by participants in a global note will be evidenced only by, and the transfer of that ownership interest will be effected only through, records maintained by DTC or its nominee for a global note. So long as DTC or its nominee is the registered owner thereof, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture. Ownership of beneficial interests in a global note by persons that hold interests through participants will be evidenced only by, and the transfer of that ownership interest within that participant will be effected only through, records maintained by that participant. DTC has no knowledge of the actual beneficial owners of the notes. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participants through which the beneficial owners entered the transaction. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of those securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global note.

     We will make payments of principal of, and interest on, notes represented by a global note registered in the name of or held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global note representing those notes. DTC has advised us that upon receipt of any payment of principal of, or interest on, a global note, DTC will immediately credit accounts of participants on its book-entry registration and transfer system with payments in amounts proportionate to their respective beneficial interests in the principal amount of that global note as shown in the records of DTC. Payments by participants to owners of beneficial interests in a global note held through those participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the sole responsibility of those participants, subject to any statutory or regulatory requirements that may be in effect from time to time.

     Neither we, any trustee nor any of our respective agents, will be responsible for any aspect of the records of DTC, any nominee or any participant relating to, or payments made on account of, beneficial interests in a permanent global debt security or for maintaining, supervising or reviewing any of the records of DTC, any nominee or any participant relating to those beneficial interests.

     A global note is exchangeable for definitive notes registered in the name of, and a transfer of a global note may be registered to, any person other than DTC or its nominee, only if:

     - DTC notifies us that it is unwilling or unable to continue as depositary for that global note or at any time DTC ceases to be registered under the Exchange Act;

     - we determine in our discretion that the global note will be exchangeable for definitive notes in registered form; or

     - there shall have occurred and be continuing an event of default or an event which, with notice or the lapse of time or both, would constitute an event of default in respect of the notes.

     Any global note that is exchangeable pursuant to the preceding sentence will be exchangeable in whole for definitive notes in registered form, of like tenor and of an equal aggregate principal amount as the global note. The definitive notes will be registered by the registrar in the name or names instructed by DTC. We expect that these instructions may be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in the global notes.

     Except as provided above, owners of the beneficial interests in a global note will not be entitled to receive physical delivery of notes in definitive form and will not be considered the holders of notes for any purpose under the indenture. No global note will be exchangeable except for another global note of like denomination and tenor to be registered in the name of DTC or its nominee. Accordingly, each person owning a beneficial interest in a global debt security must rely on the procedures of DTC and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the global note or the indenture.

     We understand that, under existing industry practices, in the event that we request any action of holders, or an owner of a beneficial interest in a global note desires to give or take any action that a holder is entitled to give or take under the notes or the indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take that action, and those participants would authorize beneficial owners owning through those participants to give or take that action or would otherwise act upon the instructions of beneficial owners owning through them.

     DTC has advised us that DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in those securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

                                  UNDERWRITING

     We and the underwriters for the offering named below have entered into an underwriting agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table.

                                                               Principal Amount
                        Underwriters                               of Notes
                        ------------                           ----------------
Goldman, Sachs & Co. .......................................     $157,500,000
Banc One Capital Markets, Inc. .............................       15,000,000
J.P. Morgan Securities Inc. ................................       15,000,000
Morgan Stanley & Co. Incorporated...........................       15,000,000
Bear, Stearns & Co. Inc. ...................................        4,500,000
Credit Suisse First Boston Corporation......................        4,500,000
Fleet Securities, Inc. .....................................        4,500,000
Ladenburg Thalmann & Co. Inc. ..............................        4,500,000
Lehman Brothers Inc. .......................................        4,500,000
                                                                 ------------
       Total................................................     $225,000,000
                                                                 ============

     The underwriters are committed to take and pay for all of the notes being offered, if any are taken.

     Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.40% of the principal amount of notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.25% of the principal amount of notes. If all the notes are not sold at the initial public offering price, the underwriters may change the initial public offering price and the other selling terms.

     The notes are a new issue of securities with no established trading market. We have been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

     In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

     Each underwriter represents, warrants and agrees that: (i) it has not offered or sold and, prior to the expiry of a period of six months from June 17, 2002, will not offer or sell any notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and
(iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

     The notes may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

     We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $270,000. The underwriters have agreed to reimburse us $212,625 for certain of our expenses incurred in connection with this offering.

     We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     In the ordinary course of their respective businesses, certain of the underwriters and their affiliates engage, and may in the future engage, in investment banking and commercial banking transactions with us. Banc One Capital Markets, Inc. is an affiliate of the trustee.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

PROSPECTUS

                                  $500,000,000

                          WENDY'S INTERNATIONAL, INC.

              Debt Securities, Preferred Shares, Depositary Shares
                           Common Shares and Warrants

                             ----------------------

     We may from time to time issue debt securities, preferred shares, depositary shares, common shares or warrants to purchase debt securities, preferred shares or common shares having an aggregate offering price of up to $500,000,000 (or the equivalent in foreign denominated currency or units based on or related to currencies). The debt securities may be either senior debt securities or subordinated debt securities. Pursuant to this process, we may sell securities from time to time in one or more separate offerings, in amounts, at prices and on terms to be determined at the time of sale.

     This prospectus will describe the general terms of the securities and the general manner in which we will offer the securities. Each time we sell securities, we will provide a prospectus supplement that will contain the specific terms of the securities offered. The prospectus supplement will also describe the specific manner in which we will offer the securities.

     We may sell these securities to or through underwriters and also to other purchasers or through agents. Goldman, Sachs & Co. may be one of the underwriters. The names of the underwriters will be set forth in a prospectus supplement.

     The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus, the prospectus supplement and the additional information described under "Where You Can Find More Information" carefully before you invest.

                             ----------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

                              GOLDMAN, SACHS & CO.

                             ----------------------

                The date of this prospectus is October 19, 2001.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement with the Securities and Exchange Commission relating to the debt securities, preferred shares, depositary shares, common shares and warrants. This prospectus does not contain all of the information included in the registration statement. For further information, you should refer to the registration statement.

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference room at 450 Fifth Street, N.W., in Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov (this uniform resource locator (URL) is an inactive textual reference only and is not intended to incorporate the SEC web site into this prospectus).

     The following documents that we have filed with the SEC are incorporated into this prospectus by reference and considered a part of this prospectus:

     - Our Annual Report on Form 10-K for the fiscal year ended December 31,
       2000;

     - Our Quarterly Report on Form 10-Q for the quarters ended April 1, 2001 and July 1, 2001; and

     - Our Current Report on Form 8-K filed as of March 6, 2001.

     Later information that we file with the SEC will update and/or supersede this information. We are also incorporating by reference all documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of the offering of the debt securities.

     We will provide any of the above documents (including any exhibits that are specifically incorporated by reference in them) to each person, including any beneficial owner, to whom a prospectus is delivered. You may request these documents at no cost. Written or telephone requests should be directed to:

                          Wendy's International, Inc.
                        4288 West Dublin-Granville Road
                            Dublin, Ohio 43017-0256
                            Attn: Investor Relations
                                 (614) 764-3100

                             ----------------------

     Unless the context requires otherwise, the terms "we," "us," and "our" refers to Wendy's International, Inc. and its subsidiaries and "Wendy's" refers to Wendy's Old Fashioned Hamburger Restaurants(R).

     (R),(TM) -- Wendy's, Wendy's logos, registered trademarks and other logos and/or slogans used herein are owned by Oldemark LLC.

     (R),(TM) -- The Tim Hortons name, logos, registered trademarks and other logos and/or slogans used herein are owned by The TDL Group Ltd. (Canada) and T.H.D. Donut (Delaware), Inc. (U.S.).

                          WENDY'S INTERNATIONAL, INC.

     We are primarily engaged in the business of operating, developing and franchising a system of distinctive quick-service restaurants under the names Wendy's(R) and Tim Hortons(R). At July 1, 2001, there were 5,874 Wendy's restaurants in operation in the United States, Canada and other international markets, of which 1,159 were operated by us and 4,715 were operated by our franchisees. Also at July 1, 2001, there were 2,047 Tim Hortons restaurants in Canada and the United States, of which 106 were operated by us and 1,941 were operated by our franchisees.

     Each Wendy's restaurant offers a relatively standard menu featuring hamburgers and filet of chicken breast sandwiches, which are prepared to order with the customer's choice of condiments. Wendy's menu also includes chicken nuggets, chili, baked and French fried potatoes, prepared salads, desserts, soft drinks and other non-alcoholic beverages and children's meals. In addition, the restaurants sell a variety of promotional products on a limited basis. Each Tim Hortons unit offers coffee, cappuccino, fresh baked goods such as donuts, muffins, pies, croissants, tarts, cookies, cakes, bagels and in some units sandwiches, soups and fresh-baked breads.

     We are an Ohio corporation organized in 1969. Our principal executive offices are located at 4288 West Dublin-Granville Road, Dublin, Ohio 43017-0256; and our telephone number is (614) 764-3100.

                                USE OF PROCEEDS

     Unless otherwise stated in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities for general corporate purposes. This may include refinancing of debt, purchase of our common shares, or capital expenditures such as the acquisition and development of restaurants, mergers, acquisitions and other strategic investments. Specific allocations of the proceeds for such purposes have not been made at this time.

                       RATIO OF EARNINGS TO FIXED CHARGES

                              SIX MONTHS
                                 ENDED                         FISCAL YEAR ENDED
                           -----------------   --------------------------------------------------
                           JULY 1,   JULY 2,   DEC. 31,   JAN. 2,   JAN. 3,   DEC. 28,   DEC. 29,
                            2001      2000       2000      2000      1999       1997       1996
                           -------   -------   --------   -------   -------   --------   --------
Ratio of earnings to
  fixed charges..........   5.94      5.89       5.39      5.56      4.66       4.97       6.42

     The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. Earnings include income before provision for income taxes and fixed charges, excluding capitalized interest. Fixed charges consist of interest on all indebtedness, amortization of debt issuance costs and discount or premium relating to any indebtedness, capitalized interest and a portion of rental charges (after reduction for related sublease income) considered to be representative of the interest component in the particular case. We did not have any preferred stock dividends in any of the periods indicated, and, therefore, the ratio of earnings to fixed charges and preferred stock dividends for each of the periods indicated was equal to the ratio of earnings to fixed charges for that period.

                           DESCRIPTION OF SECURITIES

     The following is a general description of the terms and provisions of the securities we may offer and sell by this prospectus. These summaries are not meant to be a complete description of each security. This prospectus and any accompanying prospectus supplement will contain the material terms and conditions for each security. The prospectus supplement may add, update or change the terms and conditions of the securities as described in this prospectus.

                         DESCRIPTION OF DEBT SECURITIES

     The following description discusses the general terms and provisions of the debt securities that we may offer by this prospectus. The debt securities may be issued as senior debt securities or subordinated debt securities. The indebtedness represented by the senior debt securities will rank equally with all of our other unsecured and unsubordinated debt. The indebtedness represented by the subordinated debt securities will rank junior and be subordinate in right of payment to the prior payment in full of our senior debt, to the extent and in the manner set forth in the prospectus supplement for the securities. See
"-- Subordination" below.

     For more information about the securities offered by us, please refer to:

     - the indenture between us and Bank One, National Association, as trustee, relating to the issuance of each series of senior debt securities by us;

     - the indenture between us and Bank One Trust Company, National Association, successor to NBD Bank, as trustee, relating to the issuance of each series of subordinated debt securities by us.

     Forms of these documents are filed as exhibits to the registration statement. The indentures listed above are sometimes collectively referred to as the "indentures" and individually referred to as an "indenture." The trustee under each indenture is referred to as the "indenture trustee." The indentures are subject to and governed by the Trust Indenture Act of 1939, and may be supplemented or amended from time to time following their execution.

     Each indenture gives us broad authority to set the particular terms of each series of debt securities, including the right to modify certain of the terms contained in the indenture. The particular terms of a series of debt securities and the extent, if any, to which the particular terms of the issue modify the terms of the applicable indenture will be described in the prospectus supplement relating to the debt securities.

     Each indenture contains the full legal text of the matters described in this section. Because this section is a summary, it does not describe every aspect of the debt securities or the applicable indenture. This summary is subject to and qualified in its entirety by reference to all the provisions of the applicable indenture, including definitions of terms used in the indenture. We also include references in parentheses to certain sections of the indentures. Whenever we refer to particular sections or defined terms of the indentures in this prospectus or in a prospectus supplement, these sections or defined terms are incorporated by reference herein or in the prospectus supplement. This summary also is subject to and qualified by reference to the description of the particular terms of the debt securities in the applicable prospectus supplement.

GENERAL

     We may issue an unlimited amount of debt securities under each indenture in one or more series. We need not issue all debt securities of one series at the same time and, unless otherwise provided, we may reopen a series, without the consent of the holders of the debt securities of that series, for issuances of additional debt securities of that series.

     The debt securities will be unsecured obligations.

     Prior to the issuance of each series of debt securities, the terms of the particular securities will be specified in a supplemental indenture or a resolution of our board of directors or in one or more officer's certificates pursuant to a board resolution. We refer you to the applicable prospectus supplement for a description of the following terms of the series of debt securities:

          (a) the title of the debt securities;

          (b) any limit on the aggregate principal amount of the debt securities;

          (c) the date or dates on which principal will be payable or how to determine the dates;

          (d) the rate or rates or method of determination of interest; the date from which interest will accrue; the dates on which interest will be payable, which we refer to as the "interest payment dates;" and any record dates for the interest payable on the interest payment dates;

          (e) the place of payment on the debt securities;

          (f) any obligation or option we have to redeem, purchase or repay debt securities, or any option of the registered holder to require us to redeem or repurchase debt securities, and the terms and conditions upon which the debt securities will be redeemed, purchased or repaid;

          (g) the denominations in which the debt securities will be issuable (if other than denominations of $1,000 and any integral multiple thereof);

          (h) the currency or currencies, including composite currencies or currency units, in which payment of the principal of (or premium, if any) or interest, if any, on any of the debt securities will be payable if other than the currency of the United States of America;

          (i) any index, formula or other method used to determine the amount of principal, premium, if any, or interest;

          (j) if other than the entire principal amount, the portion of the principal amount of the debt securities that will be payable if the maturity of the debt is accelerated;

          (k) the terms and conditions upon which the currency in which the debt securities are payable may change;

          (l) any event of default applicable to the debt security in addition to those included in the applicable indenture;

          (m) any covenant included for the benefit of the debt security in addition to (and not inconsistent with) those included in the applicable indenture;

          (n) whether the debt securities are to be issued in whole or in part in the form of one or more global debt securities and, if so, the identity of the depositary for the global debt securities; and

          (o) any other terms of the debt securities. (See Section 301.)

     If the debt securities are denominated in whole or in part in any currency other than United States dollars, if the principal of (and premium, if any) or interest, if any, on the debt securities are to be payable in a currency or currencies other than that in which such debt securities are to be payable, or if any index is used to determine the amount of payments of principal of, premium, if any, or interest on any series of the debt securities, special Federal income tax, accounting and other considerations applicable thereto will be described in the prospectus supplement.

PAYMENT OF DEBT SECURITIES -- INTEREST

     Unless indicated differently in a prospectus supplement, we will pay interest on the debt security on each interest payment date to the person in whose name the debt security is registered as of the close of business on the regular record date relating to the interest payment date.

     However, if we default in paying interest on a debt security, we will pay defaulted interest in either of the two following ways:

          (a) We will first propose to the indenture trustee a payment date for the defaulted interest. Next, the indenture trustee will choose a special record date for determining which registered holders are entitled to the payment. The special record date will be between 10 and 15 days before the payment date we propose. Finally, we will pay the defaulted interest on the payment date to the registered holder of the debt security as of the close of business on the special record date.

          (b) Alternatively, we can propose to the indenture trustee any other lawful manner of payment that is consistent with the requirements of any securities exchange on which the debt securities are listed for trading. If the indenture trustee thinks the proposal is practicable, payment will be made as proposed. (See Section 307.)

PAYMENT OF DEBT SECURITIES -- PRINCIPAL

     Unless we indicate differently in a prospectus supplement, we will pay principal of and any premium on the debt securities at stated maturity, upon redemption or otherwise, upon presentation of the debt securities at the office of the indenture trustee, as our paying agent. Any other paying agent initially designated for the debt securities of a particular series will be named in the applicable prospectus supplement.

FORM; TRANSFERS; EXCHANGES

     The debt securities will be issued:

          (a) only in fully registered form;

          (b) without interest coupons; and

          (c) unless otherwise specified in a prospectus supplement, in denominations that are integral multiples of $1,000.

     You may have your debt securities divided into debt securities of smaller denominations (of at least $1,000) or combined into debt securities of larger denominations, as long as the total principal amount is not changed. This is called an "exchange."

     You may exchange or transfer debt securities at the office of the indenture trustee. The indenture trustee acts as our agent for registering debt securities in the names of holders and transferring debt securities. We may appoint another agent or act as our own agent for this purpose. The entity performing the role of maintaining the list of registered holders is called the "security registrar." It will also perform transfers.

     In our discretion, we may change the place for registration of transfer of the debt securities and may remove and/or appoint one or more additional security registrars. (See Sections 305 and 1002.)

     Except as otherwise provided in a prospectus supplement, there will be no service charge for any transfer or exchange of the debt securities, but you may be required to pay a sum sufficient to cover any tax or other governmental charge payable in connection with the transfer or exchange. We may block the transfer or exchange of (a) debt securities during a period of 15 days prior to giving any notice of redemption or (b) any debt security selected for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part. (See Section 305.)

REDEMPTION

     We will set forth any terms for the redemption of debt securities in a prospectus supplement. Unless we indicate differently in a prospectus supplement, and except with respect to debt securities redeemable at the option of the registered holder, debt securities will be redeemable upon notice by mail between 30 and 60 days prior to the redemption date. If less than all of the debt securities of any series are to be redeemed, the indenture trustee will select the debt securities to be redeemed. In the absence of any provision for selection, the indenture trustee will choose a method of random selection it deems fair and appropriate. (See Sections 1102, 1103 and 1104.)

     Debt securities will cease to bear interest on the redemption date. We will pay the redemption price and any accrued interest once you surrender the debt security for redemption. (See Section 1106.) If only part of a debt security is redeemed, the indenture trustee will deliver to you a new debt security of the same series for the remaining portion without charge. (See Section 1107.)

     We may make any redemption conditional upon the receipt by the paying agent, on or prior to the date fixed for redemption, of money sufficient to pay the redemption price. If the paying agent has not received the money by the date fixed for redemption, we will not be required to redeem the debt securities. (See Section 1105.)

EVENTS OF DEFAULT

     Unless otherwise specified in a prospectus supplement, an "event of default" occurs with respect to debt securities of any series if:

          (a) we do not pay any interest on any debt securities of the applicable series within 30 days of the due date (following any deferral allowed under the terms of the debt securities and elected by us);

          (b) we do not pay principal or premium on any debt securities of the applicable series on its due date;

          (c) we do not deposit any sinking fund payment when due by the terms of the applicable security;

          (d) we remain in breach of a covenant or warranty (excluding covenants and warranties not applicable to the affected series) of the applicable indenture for 90 days after we receive a written notice of default stating we are in breach and requiring remedy of the breach; the notice must be sent by either the indenture trustee or registered holders of at least 10% of the principal amount of debt securities of the affected series;

          (e) we do not pay other indebtedness in an aggregate principal amount of $25 million or more when due and remain in default for 10 days after we receive written notice as provided in the applicable indenture;

          (f) we file for bankruptcy or other specified events in bankruptcy, insolvency, receivership or reorganization occur; or

          (g) any other event of default specified in the prospectus supplement occurs. (See Section 501.)

     No event of default with respect to a series of debt securities necessarily constitutes an event of default with respect to the debt securities of any other series issued under the indentures.

REMEDIES

  ACCELERATION

     If an event of default occurs and is continuing with respect to any series of debt securities, then either the indenture trustee or the registered holders of not less than 25% in principal amount of the outstanding debt securities of that series may declare the principal amount of all of the debt securities of that series to be due and payable immediately. (See Section 502.)

  RESCISSION OF ACCELERATION

     After the declaration of acceleration has been made and before the indenture trustee has obtained a judgment or decree for payment of the money due on any series of debt securities, the registered holders of not less than a majority in aggregate principal amount of the outstanding debt securities of that series may rescind and annul the declaration and its consequences, if

     (a) we pay or deposit with the indenture trustee a sum sufficient to pay:

     - all overdue interest;

     - the principal and any premium which have become due other than by the declaration of acceleration and overdue interest on these amounts;

     - interest on overdue interest to the extent lawful;

     - all amounts due to the indenture trustee under the indenture; and

     (b) all events of default with respect to the affected series, other than the nonpayment of the principal which has become due solely by the declaration of acceleration, have been cured or waived as provided in the applicable indenture. (See Section 502.)

     For more information as to waiver of defaults, see "Waiver of Default and of Compliance" below.

  CONTROL BY REGISTERED HOLDERS; LIMITATIONS

     Subject to the applicable indenture, if an event of default with respect to the debt securities of any series occurs and is continuing, the registered holders of a majority in principal amount of the outstanding debt securities of that series will have the right to:

          (a) direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee, or

          (b) exercise any trust or power conferred on the indenture trustee with respect to the debt securities of the series.

     If an event of default is continuing with respect to all the series of debt securities, the registered holders of a majority in aggregate principal amount of the outstanding debt securities of all the series, considered as one class, will have the right to make such direction, and not the registered holders of the debt securities of any one of the series.

     These rights of registered holders to make direction are subject to the following limitations:

          (a) the registered holders' directions will not conflict with any law or the applicable indenture; and

          (b) the registered holders' directions may not involve the indenture trustee in personal liability where the indenture trustee believes indemnity is not adequate.

     The indenture trustee may also take any other action it deems proper which is consistent with the registered holders' direction. (See Sections 512 and 603.)

     In addition, each indenture provides that no registered holder of any debt security of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture for the appointment of a receiver or for any other remedy under the indenture unless:

          (a) that registered holder has previously given the indenture trustee written notice of a continuing event of default;

          (b) the registered holders of not less than 25% in aggregate principal amount of the outstanding debt securities of that series have made written request to the indenture trustee to institute proceedings in respect of that event of default and have offered the indenture trustee indemnity satisfactory to it against costs and liabilities incurred in complying with the request; and

          (c) for 60 days after receipt of the notice, the indenture trustee has failed to institute a proceeding and no direction inconsistent with the request has been given to the indenture trustee during the 60-day period by the registered holders of a majority in aggregate principal amount of outstanding debt securities of that series.

     Furthermore, no registered holder will be entitled to institute any action if and to the extent that the action would disturb or prejudice the rights of other registered holders. (See Sections 507 and 603.)

     However, each registered holder has an absolute and unconditional right to receive payment when due and to bring a suit to enforce that right. (See Section 508.)

NOTICE OF DEFAULT

     The indenture trustee is required, under each indenture, to give the registered holders of the debt securities notice of any default under the indenture to the extent required by the Trust Indenture Act, unless the default has been cured or waived; except that in the case of an event of default of the character specified above in clause (c) under "Events of Default," no notice shall be given to the registered holders until at least 60 days after the occurrence thereof. (See Section 602.) The Trust Indenture Act currently permits the indenture trustee to withhold notices of default (except for certain payment defaults) if the indenture trustee in good faith determines the withholding of the notice to be in the interests of the registered holders.

     We will furnish the indenture trustee with an annual statement as to our compliance with the conditions and covenants in the indentures. (See Section 1004.)

WAIVER OF DEFAULT AND OF COMPLIANCE

     The registered holders of a majority in aggregate principal amount of the outstanding debt securities of all affected series (voting as one class) may waive, on behalf of the registered holders of all debt securities of all such series, any past default under the applicable indenture, except a default in the payment of principal, premium or interest, or with respect to compliance with certain provisions of the indenture that cannot be amended without the consent of the registered holder of each outstanding debt security. (See Section 513.)

     Compliance with some of the covenants in the indentures or otherwise provided with respect to debt securities may be waived by the registered holders of a majority in aggregate principal amount of the affected debt securities, considered as one class. (See Section 1010.)

COVENANTS

     The covenants described below apply to any and all series of senior debt securities unless we specify otherwise in the applicable prospectus. We will describe any additional covenants for a particular series of senior debt securities in the applicable prospectus supplement.

     For your reference, we have provided a list of definitions of the capitalized terms used in the covenants at the end of the description.

  LIMITATION ON LIENS

     We will not, nor will we permit any Domestic Subsidiary to, issue or assume any indebtedness secured by a mortgage, security interest, pledge, lien or other encumbrance (mortgages, security interests, pledges, liens or other encumbrances are called "liens") upon any Principal Property or upon any shares of capital stock or indebtedness of any Domestic Subsidiary (whether the Principal Property, shares or indebtedness are now owned or are hereafter acquired), without effectively providing that all of the debt securities issued under the indenture are secured equally and ratably. These restrictions do not apply to indebtedness secured by liens existing on the date of the indenture or to:

          (a) liens on any property existing at the time of its acquisition;

          (b) liens on property of a corporation existing at the time it is merged into or consolidated with us or a Domestic Subsidiary or at the time of a sale, lease or other disposition of the properties of a corporation (or a division) as an entirety or substantially as an entirety to us or a Domestic Subsidiary;

          (c) liens on property of a corporation existing at the time it becomes a Domestic Subsidiary;

          (d) liens securing indebtedness of a Domestic Subsidiary to us or to another Domestic Subsidiary;

          (e) liens to secure all or part of the cost of acquisition, construction, development or improvement of the underlying property; provided that the commitment of the creditor to extend the credit secured by the lien is obtained no later than 24 months after the later of:

        - the completion of the acquisition, construction, development or improvement of the underlying property, or

        - the placing in operation of the property;

          (f) liens put on any property in contemplation of its disposition; provided we dispose of the property within 180 days after the creation of the liens and that any indebtedness secured by the liens is without recourse to us or any of our subsidiaries;

          (g) liens in favor of the United States of America or any state, or any department, agency or instrumentality or political subdivision thereof, to secure certain payments;

          (h) liens to secure indebtedness of joint ventures in which we or a Domestic Subsidiary has an interest to the extent such liens are on property or assets of, or equity interests in, the joint ventures;

          (i) liens to secure indebtedness incurred for the purpose of financing the acquisition, development or construction of restaurants; and

          (j) any extension, renewal, replacement or refunding of any lien existing on the date of the indenture or referred to in clauses (a) to (c),
     (e) and (i); provided that the principal amount of indebtedness secured thereby and not otherwise authorized by clauses (a) to (c), (e) or (i) does not exceed the principal amount of Indebtedness, plus any premium or fee payable in connection with any such extension, renewal, replacement or refunding, so secured at the time of such extension, renewal, replacement or refunding.

     Notwithstanding these restrictions, we and our Domestic Subsidiaries may, without securing the senior debt securities, issue or assume secured debt so long as, after giving effect thereto, the aggregate amount of secured debt incurred after the date of the indenture (not including secured debt permitted under the specific exceptions listed above) and the aggregate Attributable Value of the Sale and Leaseback Transactions entered into after the date of the indenture (other than those permitted under the specific exceptions listed above) does not exceed 15% of Consolidated Capitalization. (See Section 1008.)

  LIMITATION ON SALE AND LEASEBACK TRANSACTIONS

     We will not, nor will we permit any Domestic Subsidiary to, enter into any Sale and Leaseback Transaction with respect to any Principal Property, unless:

          (a) we would otherwise be entitled to issue, assume or guarantee indebtedness secured by a lien on the Principal Property without equally and ratably securing the outstanding debt securities under the indenture;

          (b) we apply, within 180 days after the effective date of the Sale and Leaseback Transaction, an amount equal to the net available proceeds from the sale to:

        - the acquisition of Principal Properties or

        - the retirement of outstanding debt securities under the indenture or

        - the repayment of indebtedness other than subordinated indebtedness; or

          (c) after giving effect thereto, the aggregate amount of secured debt incurred after the date of the indenture (not including secured debt permitted under the specific exceptions listed above) and the aggregate Attributable Value of the Sale and Leaseback Transactions entered into after the date of the indenture (other than those permitted under the specific exceptions listed below) does not exceed 15% of Consolidated Capitalization.

     The foregoing restrictions will not apply to Sale and Leaseback
Transactions:

          (w) providing for a lease for a term, including any renewals, of not more than three years, by the end of which term it is intended that the use of such Principal Property by the lessee will be discontinued;

          (x) between us and a Domestic Subsidiary or between Domestic Subsidiaries;

          (y) between us or a Domestic Subsidiary and a joint venture in which we or the Domestic Subsidiary has an interest; or

          (z) primarily for the purpose of financing the acquisition, development or construction of restaurants by our franchisees. (See Section 1009.)

  DEFINITIONS USED IN THE COVENANTS

     For purposes of the covenants described above:

     "Attributable Value" in respect of any Sale and Leaseback Transaction means, as of the time of determination, the lesser of:

          (a) the sale price of the Principal Property so leased multiplied by a fraction the numerator of which is the remaining portion of the base term of the lease included in the Sale and Leaseback Transaction and the denominator of which is the base term of the lease, and

          (b) the total obligation (discounted to present value at the highest rate of interest specified by the terms of any series of debt securities then outstanding compounded semi-annually) of the lessee for rental payments (other than amounts required to be paid on account of property taxes as well as maintenance, repairs, insurance, water rates and other items which do not constitute payments for property rights) during the remaining portion of the base term of the lease included in the Sale and Leaseback Transaction.

     "Consolidated Capitalization" means our consolidated total assets less consolidated current liabilities.

     "Domestic Subsidiary" means any of our subsidiaries that owns a Principal Property.

     "Principal Property" means all restaurant or related equipment and all real property, in each case which is owned by us or a subsidiary.

     "Sale and Lease-Back Transaction" means an arrangement with any lender or investor providing for the leasing of any Principal Property which has been or is to be sold to the lender or investor or a person to whom the lender or investor has advanced funds on the security of the Principal Property if the sale is to occur more than 12 months after either:

          (a) the completion of the acquisition, construction, development or improvement of the Principal Property or

          (b) the placing in operation of the Principal Property.

CONSOLIDATION, MERGER AND CONVEYANCE OF ASSETS AS AN ENTIRETY

     Subject to the provisions described in the next paragraph, we will preserve our corporate existence. (See Section 1005.)

     We have agreed not to consolidate with or merge into any other entity and not to convey, transfer or lease our properties and assets substantially as an entirety to any entity, unless:

          (a) the entity formed by the consolidation or into which we are merged, or the entity which acquires us or which leases our property and assets substantially as an entirety, is an entity organized and existing under the laws of the United States of America or any State of the United States or the District of Columbia, and expressly assumes, by supplemental indenture, the due and punctual payment of the principal, premium and interest on all the outstanding debt securities and the performance of all of our covenants under the indentures,

          (b) immediately after giving effect to the transactions, no event of default, and no event which after notice or lapse of time or both would become an event of default, will have occurred and be continuing;

          (c) if, as a result of the transaction, our property or assets would become subject to a lien that would not be permitted under the applicable indenture, the entity formed by the consolidation or into which we are merged causes all of the debt securities issued under the indenture to be secured equally and ratably;

          (d) all other conditions are met. (See Section 801.)

MODIFICATION OF INDENTURES

  WITHOUT REGISTERED HOLDER CONSENT

     Without the consent of any registered holders of debt securities, we and the applicable indenture trustee may enter into one or more supplemental indentures for any of the following purposes:

          (a) to evidence the succession of another entity to us; or

          (b) to add one or more covenants or other provisions for the benefit of the registered holders of all or any series of debt securities, or to surrender any right or power conferred upon us; or

          (c) to add any additional events of default for all or any series of debt securities; or

          (d) to provide for the issuance of bearer securities; or

          (e) to change or eliminate any provision of the indenture or to add any new provision to the indenture that does not adversely affect the interests of the registered holders; or

          (f) to provide security for the debt securities of any series; or

          (g) to establish the form or terms of debt securities of any series as permitted by the indenture; or

          (h) to evidence and provide for the acceptance of appointment of a separate or successor indenture trustee; or

          (i) to cure any ambiguity, defect or inconsistency or to make any other changes that do not adversely affect the interests of the registered holders in any material respect. (See Section 901.)

  WITH REGISTERED HOLDER CONSENT

     We and the applicable indenture trustee may, with some exceptions, amend or modify any indenture with the consent of the registered holders of at least a majority in aggregate principal amount of the debt securities of all series affected by the amendment or modification (voting as one class). However, no amendment or modification may, without the consent of the registered holder of each outstanding debt security affected thereby,

     (a) change the stated maturity of the principal of or interest on any debt security (other than pursuant to the terms of the debt security), or reduce the principal amount, interest or premium payable or change the currency in which any debt security is payable, or impair the right to bring suit to enforce any payment;

     (b) reduce the percentages of registered holders whose consent is required for any supplemental indenture or waiver or reduce the requirements for quorum and voting under the indenture; or

     (c) modify certain of the provisions in the indenture relating to supplemental indentures and waivers of certain covenants and past defaults.

     A supplemental indenture which changes or eliminates any provision of an indenture expressly included solely for the benefit of registered holders of debt securities of one or more particular series will be deemed not to affect the rights under the indenture of the registered holders of debt securities of any other series. (See Section 902.)

MISCELLANEOUS

     The indentures provide that some debt securities, including those for which payment or redemption money has been deposited or set aside in trust, will not be deemed to be "outstanding" in determining whether the registered holders of the requisite principal amount of the outstanding debt securities have given or taken any demand, direction, consent or other action under the indenture as of any date, or are present at a meeting of registered holders for quorum purposes. (See Section 101.)

     We will be entitled to set any day as a record date for the purpose of determining the registered holders of outstanding debt securities of any series entitled to give or take any demand, direction, consent or other action under the indentures, in the manner and subject to the limitations provided in the indentures. In some circumstances, the indenture trustee also will be entitled to set a record date for action by registered holders. If a record date is set for any action to be taken by registered holders of particular debt securities, the action may be taken only by persons who are registered holders of the respective debt securities on the record date. (See Section 104.)

DEFEASANCE AND COVENANT DEFEASANCE

     The indentures provide, unless the terms of the particular series of debt securities provide otherwise, that we may, upon satisfying several conditions, cause ourselves to be:

          (a) discharged from our obligations, with some exceptions, with respect to any series of debt securities, which we refer to as "defeasance"; and

          (b) released from our obligations under specified covenants with respect to any series of debt securities, which we refer to as "covenant defeasance."

     One condition we must satisfy is the irrevocable deposit with the indenture trustee, in trust, of money and/or government obligations which, through the scheduled payment of principal and interest on those obligations, would provide sufficient moneys to pay the principal of and any premium and interest on those debt securities on the maturity dates of the payments or upon redemption. In addition, we must deliver to the indenture trustee an opinion of counsel confirming that there will be no Federal income tax consequences to the holders of the debt securities as a result of the defeasance and an officer's certificate confirming that the securities will not be delisted.

     The indentures permit defeasance with respect to any series of debt securities even if a prior covenant defeasance has occurred with respect to the debt securities of that series. Following a defeasance, payment of the debt securities defeased may not be accelerated because of an event of default. Following a covenant defeasance, payment of the debt securities may not be accelerated by reference to the specified covenants affected by the covenant defeasance. However, if an acceleration were to occur, the realizable value at the acceleration date of the money and government obligations in the defeasance trust could be less than the principal and interest then due on the respective debt securities, since the required deposit in the defeasance trust would be based upon scheduled cash flows rather than market value, which would vary depending upon interest rates and other factors.

RESIGNATION AND REMOVAL OF AN INDENTURE TRUSTEE; DEEMED RESIGNATION

     An indenture trustee may resign at any time by giving written notice to us.

     An indenture trustee may also be removed by act of the registered holders of a majority in principal amount of the then outstanding debt securities of any series.

     No resignation or removal of an indenture trustee and no appointment of a successor indenture trustee will become effective until the acceptance of appointment by a successor indenture trustee in accordance with the requirements of the applicable indenture.

     Under some circumstances, we may appoint a successor indenture trustee and, if the successor accepts, the indenture trustee will be deemed to have resigned. (See Section 610).

SUBORDINATION

     Unless we indicate differently in a prospectus supplement, any subordinated debt securities will be subordinated in the following manner. If our assets are distributed upon our dissolution, winding up, liquidation or reorganization, the payment of the principal of, premium, if any, and interest on any subordinated debt securities will be subordinated, to the extent provided in the subordinated debt indenture and the applicable supplemental indenture, to the prior payment in full of all senior indebtedness, including senior debt securities. However, our obligation to pay principal of, and premium, if any, or interest on the subordinated debt securities will not otherwise be affected. No payment on account of principal, premium, if any, sinking fund or interest may be made on the subordinated debt securities at any time when there is a default in the payment of principal, premium, if any, sinking fund or interest on senior indebtedness. If, while we are in default on senior indebtedness, any payment is received by the indenture trustee
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

under the subordinated debt security indenture or the holders of any of the subordinated debt securities before we have paid all senior indebtedness in full, the payment or distribution must be paid over to the holders of the unpaid senior indebtedness or applied to the repayment of the unpaid senior indebtedness. Subject to paying the senior indebtedness in full, the holders of the subordinated debt securities will be subrogated to the rights of the holders of the senior indebtedness to the extent that payments are made to the holders of senior indebtedness out of the distributive share of the subordinated debt securities.

     Due to the subordination, if our assets are distributed upon insolvency, some or all of our general creditors may recover more, ratably, than holders of subordinated debt securities. The subordinated debt indenture or applicable supplemental indenture may state that its subordination provisions will not apply to money and securities held in trust under the satisfaction and discharge, and the legal defeasance provisions of the subordinated debt indenture.

     If this prospectus is being delivered in connection with the offering of a series of subordinated debt securities, the accompanying prospectus supplement or the information incorporated by reference in it will set forth the approximate amount of senior indebtedness outstanding as of a recent date.

CONVERSION RIGHTS

     The terms and conditions of any debt securities being offered that are convertible into our common shares will be set forth in a prospectus supplement. These terms will include the conversion price, the conversion period, provisions as to whether conversion will be mandatory, or at the option of the holder or us, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event that the debt securities are redeemed.

GOVERNING LAW

     The indentures and the related debt securities will be governed by and construed in accordance with the laws of the State of New York.

                          DESCRIPTION OF CAPITAL STOCK

OUR AUTHORIZED CAPITAL STOCK

     Our authorized capital stock consists of 200,000,000 common shares, without par value, and 250,000 preferred shares, par value $1.00 per share. As of August 5, 2001, we had approximately 114,013,000 common shares and no preferred shares outstanding.

COMMON SHARES

     Holders of our common shares are entitled to:

     - one vote for each share held, except that the laws of Ohio provide for cumulative voting for the election of directors upon the previous request of any shareholder;

     - receive dividends when and if declared by the directors from funds legally available therefor, subject to the rights of holders of preferred shares, if any, and to restrictions contained in our long-term indebtedness; and

     - share ratably in our net assets, legally available to our shareholders in the event of our liquidation, dissolution or winding up, after provision for distribution to the holders of any preferred shares.

     Holders of our common shares have no preemptive, subscription, redemption or conversion rights. Our outstanding common shares are, and the shares which may be issued on conversion will be, when issued, fully paid and nonassessable.

     Each common share carries with it one Series A preferred share purchase right, as described below under the caption "Shareholder Rights Plan."

PREFERRED SHARES

     Our articles of incorporation authorize our board of directors to issue, without any further vote or action by our shareholders, subject to certain limitations prescribed by law and the rules and regulations of the New York Stock Exchange, up to an aggregate of 250,000 preferred shares in one or more classes or series. With respect to any classes or series, the board of directors may determine the designation and the number of shares, preferences, limitations and special rights, including dividend rights, conversion rights, redemption rights and liquidation preferences. Holders of preferred shares are entitled to one vote per share on matters to be voted upon by the holders of common shares and preferred shares voting together as a single class, except that Ohio law entitles the holders of preferred shares to exercise a class vote on certain matters.

SHAREHOLDER RIGHTS PLAN

     We have a shareholder rights plan under which one preferred Series A share purchase right was distributed as a dividend for each outstanding common share. Until the rights become exercisable, or until the earlier redemption or exchange of the rights, we will issue one right with each newly issued common share so that all common shares will have rights attached.

     Each right will entitle the holder to buy one ten-thousandth of one of our Series A preferred shares, at a price of $100.00 per one ten-thousandth of a share, subject to adjustment. The rights will not be exercisable until the earlier to occur of:

     - a public announcement that, without the prior consent of the board of directors, a person or group of affiliated or associated persons have acquired, or obtained the right to acquire, beneficial ownership of 15% or more of our outstanding common shares; or

     - the tenth business day (or a later date set by the board of directors) after a tender offer for our common shares is first commenced or announced if it would result in the beneficial ownership by a person or group of 15% or more of our outstanding common shares.

     Until the rights become exercisable, they will be transferred with and only with the common shares. Separate certificates for the rights will be issued as soon as practicable after the rights become exercisable. Only then will the rights begin trading separately from the common shares.

     In the event we are acquired in a merger or other business combination transaction or 50% or more of our assets or earning power is sold, each holder of a right will have the right to receive, upon the exercise of the right at the then current exercise price, the number of common shares of the acquiring company which, at the time of the transaction, have a market value of two times the exercise price of the right.

     In the event that any person or group acquires, or obtains the right to acquire, beneficial ownership of 15% or more of our outstanding common shares without the prior approval of the board of directors, then:

     - the rights beneficially owned by the acquiring person or group will be void, and

     - each other holder of a right will have the right to receive, upon exercise, a number of our common shares having a market price of two times the exercise price of the right.

     Generally, we can redeem each right for $.01 at any time before a person or group acquires, or obtains the right to acquire, beneficial ownership of 15% or more of our outstanding common shares without the prior approval of the board of directors. If not redeemed, the rights will expire on August 10, 2008.

ANTI-TAKEOVER EFFECTS OF ARTICLES OF INCORPORATION, CODE OF REGULATIONS AND THE OHIO GENERAL CORPORATION LAW

     There are provisions in our articles of incorporation and code of regulations, and the Ohio Revised Code that could discourage potential takeover attempts and make attempts by shareholders to change management more difficult. These provisions could adversely affect the market price of our shares:

  STAGGERED BOARD

     The board of directors is divided into three classes, with regular three-year staggered terms. This classification system increases the difficulty of replacing a majority of the directors and may tend to discourage a third-party from making a tender offer or otherwise attempting to gain control of us. It also may maintain the incumbency of our board of directors.

  SUPERMAJORITY VOTING PROVISIONS

     Unless at least two-thirds (2/3) of the directors recommend the approval of any of the following matters, the affirmative vote of at least seventy-five percent (75%) of the outstanding shares entitled to vote is required in order to:

     - amend our articles of incorporation or code of regulations;

     - approve an agreement of merger or consolidation;

     - approve a combination or majority share acquisition involving the issuance of our shares;

     - sell, exchange, transfer or otherwise dispose of all, or substantially all, our assets; or

     - dissolve.

  MERGER MORATORIUM STATUTE

     If a person becomes the beneficial owner of 10% or more of an issuer's shares without the prior approval of its board of directors, Chapter 1704 of the Ohio Revised Code prohibits the following transactions for at least three years if they involve both the issuer and either the acquirer or anyone affiliated or associated with the acquirer:

     - the disposition or acquisition of any interest in assets;

     - mergers, consolidations, combinations and majority share acquisitions;

     - voluntary dissolutions; and

     - the issuance or transfer of shares or any rights to acquire shares in excess of 5% of the outstanding shares.

     The prohibition imposed by Chapter 1704 continues indefinitely after the initial three-year period unless the transaction is approved by the holders of at least two-thirds of the voting power of the issuer or satisfies statutory conditions relating to the fairness of the consideration to be received by the shareholders.

     The Merger Moratorium Statute does not apply to a corporation if its articles of incorporation or code of regulations so provide. We have not opted out of the application of the Merger Moratorium Statute.

  CONTROL SHARE ACQUISITION ACT

     Section 1701.831 of the Ohio Revised Code provides that certain notice and informational filings, and special shareholder meeting and voting procedures, must occur prior to any person's acquisition of an issuer's shares that would entitle the acquirer to exercise or direct the voting power of the issuer in the election of directors within any of the following ranges:

     - one-fifth or more but less than one-third of such voting power;

     - one-third or more but less than a majority of such voting power;

     - a majority or more of such voting power.

     The Control Share Acquisition Act does not apply to a corporation if its articles of incorporation or code of regulations so provide. We have not opted out of the application of the Control Share Acquisition Act.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common shares is American Stock Transfer and Trust Company, 40 Wall Street, New York, New York 10005.

                        DESCRIPTION OF DEPOSITARY SHARES

GENERAL

     We may issue depositary shares, each of which will represent a fractional interest of a share of a particular series of preferred shares, as specified in the applicable prospectus supplement. We will deposit with a depositary (the "preferred stock depositary") preferred shares of each series represented by depositary shares. We will enter into a deposit agreement (each a "deposit agreement") with the preferred stock depositary and holders from time to time of the depositary receipts issued by the preferred stock depositary which evidence the depositary shares ("depositary receipts"). Subject to the terms of the deposit agreement, each owner of a depositary receipt will be entitled, in proportion to the holder's fractional interest in the preferred shares, to all the rights and preferences of the series of the preferred shares represented by the depositary shares (including dividend, voting, conversion, redemption and liquidation rights).

     Immediately after we issue and deliver the preferred shares to a preferred stock depositary, we will cause the preferred stock depositary to issue the depositary receipts on our behalf. You may obtain copies of the applicable form of deposit agreement and depositary receipt from us upon request. The statements made in this section relating to the deposit agreement and depositary receipts are summaries of certain anticipated provisions. These summaries are not complete and we may modify them in a prospectus supplement. For more detail, we refer you to the deposit agreement itself, which we will file as an exhibit to the registration statement.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The preferred stock depositary will distribute all cash dividends or other cash distributions received in respect of the preferred shares to the record holders of depositary receipts in proportion to the number of the depositary receipts owned by the holders, subject to the obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the preferred stock depositary.

     In the event of a distribution other than in cash, the preferred stock depositary will distribute property received by it to the record holders of depositary receipts in proportion to the number of the depositary receipts owned by the holders, unless the preferred stock depositary determines that it is not feasible to make the distribution, in which case the preferred stock depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders.

     No distribution will be made in respect of any depositary share that represents any preferred share converted into other securities.

WITHDRAWAL OF STOCK

     Upon surrender of the depositary receipts at the corporate trust office of the preferred stock depositary (unless we have previously called for redemption or converted into other securities the related depositary shares), the holders will be entitled to delivery at that office of the number of whole or fractional preferred shares and any money or other property represented by the depositary shares. Holders of depositary receipts will be entitled to receive the related preferred shares as specified in the applicable prospectus supplement, but holders of preferred shares will not thereafter be entitled to receive depositary shares.

REDEMPTION OF DEPOSITARY SHARES

     Whenever we redeem preferred shares held by the preferred stock depositary, the preferred stock depositary will concurrently redeem the number of depositary shares representing preferred shares so redeemed, provided we have paid the applicable redemption price for the preferred shares to be redeemed plus an amount equal to any accrued and unpaid dividends to the date fixed for redemption. The redemption price per depositary share will be equal to the corresponding proportion of the redemption price and any other amounts per share payable with respect to the preferred shares. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional depositary shares) or by any other equitable method determined by us.

     From and after the date fixed for redemption:

     - all dividends in respect preferred shares called for redemption will cease to accrue;

     - the depositary shares called for redemption will no longer be deemed to be outstanding; and

     - all rights of the holders of the depositary receipts evidencing the depositary shares called for redemption will cease, except the right to receive any moneys payable upon the redemption and any money or other property to which the holders of the depositary receipts were entitled upon redemption and surrender to the preferred stock depositary.

VOTING OF THE PREFERRED SHARES

     Upon receipt of notice of any meeting at which the holders of the preferred shares are entitled to vote, the preferred stock depositary will mail the information contained in the notice of meeting to the record holders of the depositary receipts. Each record holder of these depositary receipts on the record date (which will be the same date as the record date for the preferred shares) will be entitled to instruct the preferred stock depositary as to the exercise of the voting rights pertaining to the amount of preferred shares represented by the holder's depositary shares. The preferred stock depositary will vote the amount of preferred shares represented by the depositary shares in accordance with the instructions, and we will agree to take all reasonable action necessary to enable the preferred stock depositary to do so. The preferred stock depositary will abstain from voting the amount of preferred shares represented by the depositary shares for which it does not receive specific instructions from the holders of depositary receipts evidencing the depositary shares. The preferred stock depositary will not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any

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

vote made, as long as the action or non-action is in good faith and does not result from the preferred stock depositary's negligence or willful misconduct.

LIQUIDATION PREFERENCE

     If we voluntarily or involuntarily liquidate, dissolve or wind up, the holders of each depositary receipt will be entitled to the fraction of the liquidation preference accorded each preferred share represented by the depositary shares, as set forth in the applicable prospectus supplement.

CONVERSION OF PREFERRED SHARES

     The depositary shares, as such, are not convertible into common shares or any of our other securities or property. Nevertheless, if we so specify in the applicable prospectus supplement relating to an offering of depositary shares, holders may surrender depositary receipts to the preferred stock depositary with written instructions to the preferred stock depositary to instruct us to convert the preferred shares represented by the depositary shares into whole common shares, other preferred shares or other securities. We have agreed that upon receipt of the instructions and any amounts payable, we will convert the depositary shares using the same procedures as those provided for converting preferred shares. If the depositary shares evidenced by a depositary receipt are to be converted in part only, the preferred stock depositary will issue a new depositary receipt(s) for any depositary shares not converted. No fractional common shares will be issued upon conversion, and if the conversion would result in a fractional share being issued, we will pay an amount in cash equal to the value of the fractional interest based upon the closing price of the common shares on the last business day prior to the conversion.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

     We may amend the form of depositary receipt and any provision of the deposit agreement at any time by agreement between us and the preferred stock depositary. However, any amendment that materially and adversely alters the rights of the holders of depositary receipts or that would be materially and adversely inconsistent with the rights granted to the holders of the related preferred shares will not be effective unless the holders of at least 66 2/3% of the depositary shares evidenced by the depositary receipts then outstanding approve the amendment. No amendment will impair the right, subject to the exceptions set forth in the depositary agreement, of any holder of depositary receipts to surrender any depositary receipt with instructions to deliver to the holder the related preferred shares and all money and other property, if any, represented by the depositary receipt, except in order to comply with law. Every holder of an outstanding depositary receipt at the time any such amendment becomes effective will be deemed, by continuing to hold the receipt, to consent and agree to the amendment and to be bound by the deposit agreement as amended.

     We may terminate the deposit agreement upon not less than 30 days' prior written notice to the preferred stock depositary if a majority of each series of preferred shares affected by the termination consents to the termination. Upon termination, the preferred stock depositary will deliver or make available to each holder of depositary receipts, upon surrender of the depositary receipts held by the holder, the number of whole or fractional preferred shares represented by the depositary shares evidenced by the depositary receipts together with any other property held by the preferred stock depositary with respect to the depositary receipt.

     In addition, the deposit agreement will automatically terminate if:

     - all outstanding depositary shares have been redeemed;

     - there has been a final distribution of the related preferred shares in connection with our liquidation, dissolution or winding up and the distribution has been distributed to the holders of depositary receipts evidencing the depositary shares representing the preferred shares; or

     - each related preferred share has been converted into our securities which are not represented by depositary shares.

CHARGES OF PREFERRED STOCK DEPOSITARY

     We will pay all transfer and other taxes and governmental charges arising solely from the existence of the deposit agreement. In addition, we will pay the fees and expenses of the preferred stock depositary in connection with the performance of its duties under the deposit agreement. However, holders of depositary receipts will pay the fees and expenses of the preferred stock depositary for any duties requested by the holders to be performed which are outside of those expressly provided for in the deposit agreement.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The preferred stock depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the preferred stock depositary. Any such resignation or removal will take effect upon our appointment of a successor preferred stock depositary. We must appoint a successor preferred stock depositary within 60 days after delivery of the notice of resignation or removal, and any preferred stock depositary must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

MISCELLANEOUS

     The preferred stock depositary will forward to holders of depositary receipts any reports and communications the preferred stock depositary receives from us relating to the preferred shares.

     We will not be liable, nor will the preferred stock depositary be liable, if we are prevented from or delayed in, by law or any circumstances beyond our control, performing our obligations under the deposit agreement. Our obligations and the obligations of the preferred stock depositary under the deposit agreement will be limited to performing our duties in good faith and without negligence (only in the case of any action or inaction in the voting of preferred shares represented by the depositary shares), gross negligence or willful misconduct. We will not be obligated, nor will the preferred stock depositary be obligated, to prosecute or defend any legal proceeding in respect of any depositary receipts, depositary shares or preferred shares represented thereby unless satisfactory indemnity is furnished to us. We may rely, and the preferred stock depositary may rely, on written advice of counsel or accountants, or information provided by persons presenting preferred shares represented thereby for deposit, holders of depositary receipts or other persons we believe in good faith to be competent to give such information, and on documents we believe in good faith to be genuine and signed by a proper party.

                            DESCRIPTION OF WARRANTS

     We may issue warrants to purchase debt securities ("debt warrants"), preferred shares ("preferred share warrants"), depositary shares ("depositary share warrants") or common shares ("common share warrants," collectively with the debt warrants, the preferred share warrants and the depositary share warrants ("warrants")). We may issue warrants independently or together with any other securities we offer pursuant to a prospectus supplement and the warrants may be attached to or separate from the securities. We will issue each series of warrants under a separate warrant agreement that we will enter into with a bank or trust company, as warrant agent. We will set forth additional terms of the warrants and the applicable warrant agreements in the applicable prospectus supplement.

DEBT WARRANTS

     We will describe in the applicable prospectus supplement the terms of the debt warrants being offered, the warrant agreement relating to the debt warrants and the debt warrant certificates representing the debt warrants, including the following:

          (a) the title of the debt warrants;

          (b) the aggregate number of the debt warrants;

          (c) the price or prices at which the debt warrants will be issued;

          (d) the designation, aggregate principal amount and terms of the debt securities issuable upon exercise of the warrants and the procedures and conditions relating to the exercise of the debt warrants;

          (e) the designation and terms of any related debt securities with which the debt warrants are issued, and the number of the debt warrants issued with each security;

          (f) the date, if any, on and after which the debt warrants and the related debt securities will be separately transferable;

          (g) the principal amount of debt securities purchasable upon exercise of each debt warrant, and the price at which the principal amount of the debt securities may be purchased upon exercise;

          (h) the date on which the right to exercise the debt warrants will commence, and the date on which the right will expire;

          (i) the maximum or minimum number of the debt warrants which may be exercised at any time;

          (j) a discussion of the material United States Federal income tax considerations applicable to the exercise of the debt warrants; and

          (k) any other terms of the debt warrants and terms, procedures and limitations relating to the exercise of the debt warrants.

     Holders may exchange debt warrant certificates for new debt warrant certificates of different denominations, and may exercise debt warrants at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement. Prior to the exercise of their debt warrants, holders of debt warrants will not have any of the rights of holders of the securities purchasable upon the exercise and will not be entitled to payments of principal, premium or interest on the securities purchasable upon the exercise.

OTHER WARRANTS

     We will describe in the applicable prospectus supplement the terms of the preferred share warrants, depositary share warrants and common share warrants being offered, including the following:

          (a) the title of the warrants;

          (b) the securities for which the warrants are exercisable;

          (c) the price or prices at which the warrants will be issued;

          (d) if applicable, the number of the warrants issued with each preferred share, common share or depositary share;

          (e) any provisions for adjustment of the number or amount of preferred shares, common shares or depositary shares receivable upon exercise of the warrants or the exercise price of the warrants;

          (f) if applicable, the date on and after which the warrants and the related preferred shares, common shares or depositary shares will be separately transferable;

          (g) if applicable, a discussion of the material United States Federal income tax considerations applicable to the exercise of the warrants;

          (h) any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants;

          (i) the date on which the right to exercise the warrants will commence, and the date on which the right will expire; and

          (j) the maximum or minimum number of the warrants which may be exercised at any time.

EXERCISE OF WARRANTS

     Each warrant will entitle the holder of the warrant to purchase for cash at the exercise price set forth in the applicable prospectus supplement the principal amount of debt securities or preferred shares, common shares or depositary shares being offered. Holders may exercise warrants at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants are void.

     Holders may exercise warrants as set forth in the prospectus supplement relating to the warrants being offered. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the debt securities, depositary shares or preferred shares or common shares purchasable upon the exercise. If less than all of the warrants represented by the warrant certificate are exercised, we will issue a new warrant certificate for the remaining warrants.

                              PLAN OF DISTRIBUTION

     We may sell the securities from time to time in their initial offering as follows:

     - through agents;

     - to dealers or underwriters for resale;

     - directly to purchasers; or

     - through a combination of any of these methods of sale.

In addition, we may issue the securities as a dividend or distribution or in a subscription rights offering to our existing security holders. This prospectus may be used in connection with any offering of our securities through any of these methods or other methods described in the applicable prospectus supplement.

     The securities we distribute by any of these methods may be sold to the public, in one or more transactions, either:

     - at a fixed price or prices, which may be changed;

     - at market prices prevailing at the time of sale;

     - at prices related to prevailing market prices; or

     - at negotiated prices.

     We may solicit offers to purchase securities directly from the public from time to time. We may also designate agents from time to time to solicit offers to purchase securities from the public on our behalf. The prospectus supplement relating to any particular offering of securities will name any agents designated to solicit offers, and will include information about any commissions we may pay the agents, in that offering. Agents may be deemed to be "underwriters" as that term is defined in the Securities Act.

     From time to time, we may sell securities to one or more dealers acting as principals. The dealers, who may be deemed to be "underwriters" as that term is defined in the Securities Act, may then resell those securities to the public.

     We may sell securities from time to time to one or more underwriters, who would purchase the securities as principal for resale to the public, either on a firm-commitment or best-efforts basis. If we sell securities to underwriters, we may execute an underwriting agreement with them at the time of sale and will name them in the applicable prospectus supplement. In connection with those sales, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agents. Underwriters may resell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from purchasers for whom they may act as agents. The applicable prospectus supplement will include any required information about underwriting compensation we pay to underwriters, and any discounts, concessions or commissions underwriters allow to participating dealers, in connection with an offering of securities.

     If we offer securities in a subscription rights offering to our existing security holders, we may enter into a standby underwriting agreement with dealers, acting as standby underwriters. We may pay the standby underwriters a commitment fee for the securities they commit to purchase on a standby basis. If we do not enter into a standby underwriting arrangement, we may retain a dealer-manager to manage a subscription rights offering for us.

     We may authorize underwriters, dealers and agents to solicit from third parties offers to purchase securities under contracts providing for payment and delivery on future dates. The applicable prospectus supplement will describe the material terms of these contracts, including any conditions to the purchasers' obligations, and will include any required information about commissions we may pay for soliciting these contracts.

     Underwriters, dealers, agents and other persons may be entitled, under agreements that they may enter into with us, to indemnification by us against certain liabilities, including liabilities under the Securities Act.

     Unless otherwise indicated in the applicable prospectus supplement or confirmation of sale, the purchase price of the securities will be required to be paid in immediately available funds in New York City.

                                 LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for us by Vorys, Sater, Seymour and Pease LLP, Columbus, Ohio. As of September 21, 2001, members of Vorys, Sater, Seymour and Pease LLP and attorneys employed by Vorys, Sater, Seymour and Pease LLP, together with members of their immediate families, beneficially owned 22,349 of our common shares.

                                    EXPERTS

     The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

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     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

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             TABLE OF CONTENTS
           Prospectus Supplement

                                            Page
                                            ----
Wendy's International, Inc. .............    S-2
Cautionary Statements....................    S-3
Ratio of Earnings to Fixed Charges.......    S-4
Use of Proceeds..........................    S-4
Capitalization...........................    S-5
Description of Notes.....................    S-6
Underwriting.............................   S-10

                   Prospectus
Where You Can Find More Information......      2
Wendy's International, Inc. .............      3
Use of Proceeds..........................      3
Ratio of Earnings to Fixed Charges.......      3
Description of Securities................      3
Description of Debt Securities...........      4
Description of Capital Stock.............     15
Description of Depositary Shares.........     18
Description of Warrants..................     21
Plan of Distribution.....................     23
Legal Matters............................     24
Experts..................................     25

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                                  $225,000,000
                          WENDY'S INTERNATIONAL, INC.

                          6.20% Senior Notes due 2014
                             ----------------------
                           [Wendy's/Tim Hortons Logo]
                             ----------------------

                              GOLDMAN, SACHS & CO.
                         BANC ONE CAPITAL MARKETS, INC.
                                    JPMORGAN
                                 MORGAN STANLEY
                            BEAR, STEARNS & CO. INC.
                           CREDIT SUISSE FIRST BOSTON
                             FLEET SECURITIES, INC.
                         LADENBURG THALMANN & CO. INC.
                                LEHMAN BROTHERS

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